PRIVILEGED AND CONFIDENTIAL | JANUARY 18, 2008 Presentation to the Board of Directors Exhibit (c) (3)

Section 1 Executive Summary
Section 2 Strategic Alternatives
Section 2A Maintain Status Quo
Section 2B Refinancing / Capital Infusion Transaction
Section 2C Sale Transaction
Section 2D Bankruptcy
Section 2E Going Private Proposal
Section 3 Conclusion and Next Steps
Appendix A Company Financial Information
Appendix B Bankruptcy Financing Analysis
Appendix C Liquidation Analysis
Table of Contents

Section 1 Executive Summary

Historical Situation
• The homebuilding industry is in the midst of a dramatic, national downturn after years of strong growth
• In mid-2006, these conditions caused the Company’s bank lending group to become uncomfortable and eventually trade their positions at a discount, primarily to two hedge funds
(Angelo, Gordon & Co. and Silver Point Capital L.P., together the “Lenders”)
• In December 2006, the Company refinanced its revolving credit facility with the Lenders providing a four-year maturity and additional borrowing capacity
– Company elected to pay cash interest on the senior secured second-lien Term B debt
(“Term-B”) in March 2007 and June 2007 of approximately $3.4 million per quarter, rather than let it PIK
• The homebuilding market continued to deteriorate and in March 2007, the Company entered into an amendment with the Lenders to waive certain financial covenant defaults
• On July 25, 2007, the Company met with the Lenders in New York to discuss its financial covenants, borrowing base and liquidity concerns
– Management presented the Lenders with an overview of the state of the Company’s markets, a cost-savings plan, and an updated financial forecast. The forecast assumed that the market would stabilize and begin to recover within the next year (2008)
• On August 10, 2007, the Lenders proposed terms of an amendment (the “Lenders’ Proposed
Amendment”), which included increased interest rates and fees, additional dilution and a short-term overadvance facility expiring Q1 ‘08
• In August, Raymond James & Associates, Inc. (“Raymond James”) was engaged by the
Restructuring Committee of the Board of Directors (“Restructuring Committee”), on behalf of the Company to assist with Lender negotiations and provide other financial advisory services
Executive Summary

Historical Situation (continued)
• The Company and the Restructuring Committee, together with Raymond James and the
Company’s counsel Squire, Sanders & Dempsey LLP (“SSD” and together with Raymond
James, the “Advisors”), determined that the Lenders’ Proposed Amendment did not address the Company’s overall liquidity and leverage issues and would only provide a short-term fix
• Due in part to the impact from the mortgage market downturn beginning in August 2007, conditions within the real estate market continued to deteriorate:
– The top 10 national public homebuilders have taken over $9.5 billion of inventory impairments and write-downs over the past 12 fiscal months, with over $4.0 billion in the last fiscal quarter (see page 21)
– Several large national and regional homebuilders have recently filed for Ch. 11 bankruptcy (e.g. Levitt Corporation, Dunmore Homes, Neumann Homes, Kara Homes,
etc.) and Ch. 7 bankruptcy (e.g. Meyer-Sutton Homes)
– Some of the nation’s largest homebuilders are exhibiting various levels of distress and have recently defaulted or been forced to obtain waivers and amendments with respect to their credit facilities (e.g. WCI, Technical Olympic, M/I Homes, Beazer, etc.)
• On August 28, 2007, the Lenders gave the Company a standstill letter stating that the
Lenders had not elected to exercise their default remedies, yet reserved their rights to do so as well as their ability to charge default interest
Executive Summary

Recent Situation
• Based on the persisting sector challenges as well as the August mortgage crisis, the Company provided a revised/updated forecast to Lenders which reflected additional deterioration in the business and deferred the assumed market recovery to 2009 (the “Forecast”, see Appendix A)
• Beginning late September 2007, Raymond James contacted approximately 21 potential capital providers for the purpose of determining interest in a debt recapitalization or a Debtor-in-
Possession (“DIP”) financing facility (the “September Marketing Process”)
– Process targeted investors and capital providers based on feedback from the marketing process conducted at the end of 2006
– Although several parties initially indicated a moderate level of interest, no potential capital provider conducted detailed due diligence. Except as discussed herein, no party provided a term-sheet
• In September 2007, based on the Forecast and other analyses prepared and discussed with the
Restructuring Committee, the Company initiated discussions with the Lenders regarding the possibility of a debt-for-equity exchange of the Term B debt for common shares (the “Exchange
Proposal”)
– On November 2, 2007, the Company provided the Lenders with a written Exchange
Proposal, which better addressed the Company’s liquidity and leverage issues than the
Lenders’ Proposed Amendment and included the following terms:
• Exchange of entire $90 million Term B facility for common equity
• Lender equity would represent 70% of the fully-diluted ownership of the Company and Lenders would receive a majority of the board seats
• Remaining debt held by the Lenders would be restructured to provide for sufficient near-term liquidity and a lower interest rate
Executive Summary

Recent Situation (continued)
• Throughout September and October, the Lenders performed significant due diligence for the purposes of exploring potential restructuring transactions, including attending on-site due diligence meetings with Management in Columbus on October 2, 2007 and October 3, 2007
• During this period, the Company continued to enter into a variety of amendments and waivers with the Lenders in order to address its short-term liquidity issues and covenant defaults:
– On September 11, 2007, the Company entered into a third amendment whereby the
Company was allowed to borrow up to an additional $2.0 million in excess of the borrowing base limitation, provided that any such borrowings were paid in full at
September 28, 2007
– On September 27, 2007, the Company entered into a fourth amendment whereby the
Lenders increased the ‘overadvance’ amount from $2.0 million to $9.0 million, which would expire at the Lenders’ sole discretion
• On September 28, 2007, the Company was informed by the Lenders that, as a result of the
Company’s non-compliance with certain financial covenants, the Lenders would impose an additional 2.0% default interest rate premium retroactive to July 1, 2007
– Default interest resulted in an additional $600k of cash interest expense and $500k of
PIK interest expense for the third quarter of 2007
– On October 29, 2007 the Company entered into a fifth amendment increasing the
‘overadvance’ amount from $9.0 million to $11.0 million in order to account for the negative, unanticipated impact of the default interest on the borrowing base
Executive Summary

Current Situation
• On November 21, 2007, the Lenders responded to the Exchange Proposal with a term sheet that provided for a going private transaction (the “Going Private Proposal”), but provided no indication of the cash amount that the Lenders were prepared to offer to the shareholders
• The Going Private Proposal was updated on December 11, 2007 and provided (see summary terms on page 31):
– The Lenders, together with the Company’s founding family shareholders (“BRC”), would form a newly formed corporation (“Newco”) for the purpose of merging with (acquiring)
Dominion and taking the merged entity private
– Participating shareholders, excluding BRC, would receive cash consideration of
$0.25/share
• On November 29, 2007 the Board of Directors formed a new Special Committee of independent directors for the purposes of evaluating the Going Private Proposal
• On December 14, 2007, the Company provided the Lenders with a list of issues to clarify
• On December 13, 2007, Raymond James initiated a broad marketing effort to determine the interest from strategic and financial investors with regards to additional strategic alternatives, in particular a merger/sale, joint venture or DIP financing transaction (the “December
Marketing Process”)
– Contacted 64 financial and 10 strategic parties
– Sent process letters to 11 parties subject to NDA’s requesting proposals by January 10,
2008
– No proposals were received
Executive Summary

Current Situation (continued)
• On December 21, 2007, the Company and its Advisors, the Special Committee and its legal counsel, Jones, Day, Reavis and Pogue, L.L.P. (“Jones Day”), BRC and its legal counsel,
Vorys, Sater, Seymour and Pease LLP (“Vorys”) and the Lenders and their legal counsel, Paul,
Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) met at the offices of Jones Day in New
York to negotiate the terms of the Going Private Proposal
– Following significant negotiations between the Special Committee and the Lenders, the
Lenders agreed to increase the merger consideration from $0.25/share to $0.65/share
– Other financial and legal issues were also discussed and the parties agreed to work towards the execution of definitive documentation regarding the Going Private Proposal, following continued due diligence by the Lenders by January 18, 2008
• Lenders have conducted further due diligence which the Company and the Advisors believe is substantially complete
• The first round of transaction documents relating to the Going Private Proposal were received on January 8, 2008
• On January 15, 2008, the Company executed its sixth amendment to the senior secured credit facility for an additional $3.0 million ‘overadvance’ facility in order to fund the short-term liquidity shortfall over the next few weeks
– Currently, the Company is operating in default, the ‘overadvance’ facility continues to be extended at the Lenders’ sole discretion and the Company is paying/accruing default interest
• On January 16, 2008, the Company and its Advisors, Jones Day, BRC, Vorys and Paul Weiss
met at the offices of Paul Weiss in New York to negotiate most of the remaining issues with respect to the Going Private Proposal
Executive Summary

Current Situation (continued)
• The Company anticipates that, assuming the Going Private Proposal and Merger Agreement are approved by the Board of Directors, the Merger Agreement will be executed and announced as early as January 18, 2008
• Following execution and announcement of the proposed transaction, the Company will file a preliminary proxy statement and Schedule 13E-3 with the SEC
– The shareholder meeting to vote on the transaction would be scheduled after SEC clearance of the proxy statement and could be held at the end of April and the transaction could close sometime in May
Executive Summary

Section 2 Strategic Alternatives

Alternatives Considered
• The Company and Raymond James have considered a variety of potential alternatives, including:
A. Maintain Status Quo
B. Refinancing / Capital Infusion Transaction
C. Sale Transaction
D. Bankruptcy
E. Going Private Proposal
Strategic Alternatives: Overview

Section 2A Strategic Alternatives Maintain Status Quo

Maintain Status Quo
• The Company’s financial situation continues to deteriorate and liquidity is severely constrained (see Appendix A)
– 2007 net sales units of 708 are down 40% from 2006 levels and closings units of 754 are down 44% from 2006 levels; both are at the lowest level since becoming a public company in 1994
• In addition, Management has indicated that the negative publicity surrounding its financial instability is having an increasingly negative impact on the business
– Company’s 13-Week Cash Flow Forecast projects operating cash flow of $800k and net cash flow after cash debt service (excl. PIK interest) of negative ($2.9 million) for the period January 5, 2008 – April 4, 2008
• Despite cooperation to date from the Lenders to obtain amendments to the credit facility, there is no certainty that the Lenders will continue to provide
‘overadvance’ facilities (which are being extended at the Lenders’ sole discretion)
• The Company has continued to aggressively implement cost reduction initiatives and ‘right-
size’ expenses based on current market conditions
– Executed lease modifications reducing space commitments in Kentucky and consolidated all of the Columbus operations into a single building
– In process of winding down the Columbus lumber and construction products distribution center
– Implemented additional headcount reductions, including Senior Management
• The Company’s ability to sell land and its ability to generate liquidity through permitted land sales is limited by the credit agreement with the Lenders
Strategic Alternatives: Maintain Status Quo

Maintain Status Quo (continued)
• Despite operational improvements and cost saving efforts, the Company’s financial performance cannot support its current capital structure
– The Company does not generate, nor is forecast to generate in 2008, sufficient cash flow to cover its debt carrying costs
– Currently, the Company is slowly utilizing/liquidating its land holdings without reducing its obligations
• Management has indicated that it does not believe that the Company would be able to maintain the operations at the levels required to remain a going-concern absent a resolution to its capital structure issues prior to its prime selling season beginning late January
Strategic Alternatives: Maintain Status Quo

Section 2B Strategic Alternatives Refinancing / Capital Infusion Transaction

Refinancing / Capital Infusion Transaction
• Parties contacted by Raymond James in both the September and December Marketing
Processes indicated that they were not interested in a recapitalization transaction, absent purchasing the debt at a material discount, due to several reasons including:
– The Company is highly leveraged and it is uncertain that it will be able to sufficiently service debt until the market significantly improves
– Timing of a recovery in the homebuilding industry is unclear and investors are unwilling to risk investing in a market that potentially has yet to hit the ‘bottom’
– Company’s existing lenders are large, sophisticated investors and any other party would likely employ similar strategies; yet with more limited resources
• Lenders do not appear interested in a refinancing or sale transaction with a third-party that would result in a discount to their principal investment in the Company
Strategic Alternatives: Refinancing / Capital Infusion Transaction
Key Credit Metrics
(1)
($'s in 000's)
FY2005A FY2006A
Q1 '07A Q2 '07A Q3 '07A Q4 '07E
FY2007E
Q1 '08E Q2 '08E Q3 '08E Q4 '08E
FY2008E
EBITDA 29,612 $    (10,013) $   (2,823) $      (4,527) $      (4,332) $      (1,058) $      (12,740) $   (3,243) $      (1,303) $      (206) $        906 $         (3,846) $
Total RE Inventories 426,275 $  371,086 $   352,096 $   325,793 $   325,019 $   311,567 $   311,567 $   306,059 $   301,170 $   294,750 $   284,913 $   284,913 $
BV of Equity 195,533     168,464     156,745      127,005      111,678      96,892        96,892       86,169        75,683        66,965        59,021        59,021
Total Debt 214,540 $   225,546 $  211,150 $   207,634 $   216,648 $   219,976 $   219,976 $   222,712 $   225,001 $   226,120 $   225,199 $   225,199 $
Borrowing Base Debt 205,240     216,800     202,472      198,949      208,850      212,300      212,300     215,035      217,324      219,254      218,333      218,333
Total Debt / Total Cap. 52.3% 57.2% 57.4% 62.0% 66.0% 69.4% 69.4% 72.1% 74.8% 77.2% 79.2% 79.2%
Loan-to-Value 0.48x 0.58x 0.58x 0.61x 0.64x 0.68x 0.68x 0.70x 0.72x 0.74x 0.77x 0.77x
Note:
(1)
Per Management estimates

Refinancing / Capital Infusion Transaction (continued)
• One financial party provided a preliminary written proposal to provide a $20mm DIP facility that would rank senior to the Lenders in the event of a voluntary bankruptcy filing by the
Company. The Advisors do not believe that a bankruptcy court would approve a transaction of this nature without the consent of the Lenders
• Raymond James also explored potential recapitalization transactions with two of the
Company’s existing equity holders
– An individual investor contacted the Company through his advisors but never conducted due diligence or submitted a proposal
• The investor has had no further contact with the Company despite numerous efforts by the Company and Raymond James to engage the investor in a dialogue
• Based on public filings as of November 2007, it appears that the investor has sold the majority of his common share position
– Another investor group which asserts it owns approximately 4.9% of the outstanding common shares of the Company met with Management at the end of September 2007 and Raymond James in the beginning of October 2007
– On October 11, 2007 the investor group submitted a very preliminary going-private proposal at $2.75/share (stock price range during this time was $3.10 - $1.91)
• The proposal contained a $75mm financing contingency related to a land banking arrangement and was dependent on a debt-for-equity exchange by the Lenders
• The investor group indicated they did not want to execute an NDA or perform detailed due diligence to refine its proposal absent direct discussions with the
Lenders
• The investor group has been unresponsive regarding its continued interest despite several attempts to contact them
Strategic Alternatives: Refinancing / Capital Infusion Transaction

Section 2C Strategic Alternatives Sale Transaction

Sale Transaction
• As discussed, in December 2007, Raymond James initiated a marketing process to explore other potential alternatives for the Company including a sale of the Company to a financial or strategic buyer
• From a financial buyer perspective, the issues deterring a sale transaction are similar to those related to the refinancing / capital infusion transaction:
– Investors are hesitant to risk investing in distressed residential real estate due to the uncertain timing of a market recovery and the difficulty in being able to value real estate inventories
– Investors have indicated that there are / will be other opportunities to invest in the real estate market at significant discounts
• From a strategic perspective there are few, if any, likely buyers with sufficient liquidity, stability and appetite to pursue a sale transaction with the Company
– Market downturn is nationwide and homebuilders continue to take large real-estate inventory impairments and dramatic drops in their stock prices (see pages 21 and 22)
– Due to reduced absorption rates, most homebuilders hold sufficient / excessive land inventory and would not be interested in the cost of carrying additional inventory
– The difficult financing environment also creates significant challenges for a buyer to finance an acquisition at this time
• Raymond James requested written proposals by January 10, 2008 and no proposals were received related to this marketing process
Strategic Alternatives: Sale Transaction

DOMINION™
IT'S YOUR HOME

Builder Ticker

RAYMOND JAMES

Sale Transaction – Strategic Buyer Statistics
• The chart below illustrates recent real-estate inventory impairments for the Company and the top 10 national public homebuilders based on the most recently filed public SEC filings:
Strategic Alternatives: Sale Transaction
TTM Real Estate Impairments as % of Peak BV
(1)
Note:
(1) TTM real estate impairments per the most recent quarter as of 1/10/08 over maximum BV of equity for the period: 1/1/2006 to 1/18/2008
42.8% ($1.4 billion)
30.7% ($664.8 million)
28.5% ($1.6 billion)
28.5% ($1.9 billion)
23.1% ($1.4 billion)
22.9% ($388.3 million)
20.2% ($457.8 million)
20.0% ($1.3 billion)
17.5% ($223.8 million)
15.7% ($30.2 million)
13.6% ($230.7 million)
0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% 45.0%
KBH
MDC
CTX
PHM
LEN
RYL
HOV
DHI
NVR
DHOM
BZH
TTM Impairments / Peak Book Value

DOMINION™
IT'S YOUR HOME

Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

RAYMOND JAMES®

Sale Transaction – Strategic Buyer Statistics
• The chart below illustrates the historical performance of the Company and the top 10 national public homebuilders (52-week % gain/loss as of January 17, 2008):
Strategic Alternatives: Sale Transaction
Dominion Homes and Top 10 National Public Homebuilder 52-Week Historical Stock Performance (% Gain / Loss)
-90.0%
-80.0%
-70.0%
-60.0%
-50.0%
-40.0%
-30.0%
-20.0%
-10.0%
0.0%
10.0%
20.0%
30.0%
DHI LEN PHM CTX KBH HOV BZH RYL NVR MDC DHOM

Section 2D Strategic Alternatives Bankruptcy

Bankruptcy Overview
• Two bankruptcy scenarios were assessed: a plan of reorganization (a “Plan”) and an orderly liquidation
– Plan: process in which Company reorganizes and recapitalizes via a negotiated outcome with its stakeholders through a Chapter 11 bankruptcy filing
– Orderly liquidation: may be executed through one or more auctions or private sales under section 363 of the Bankruptcy Code (“§363 Sale”) through a Chapter 11 or
Chapter 7 bankruptcy filing
• Management has indicated that there are a number of significant operating risks that are expected to arise in a bankruptcy, including:
– Negative publicity will materially affect the Company’s ability to sell houses and retain employees
– Management anticipates a high number of cancellations immediately upon filing, impacting sales and cash flows
– Resulting reduction in scale and market share will further pressure operations
Strategic Alternatives: Bankruptcy

Bankruptcy – Plan of Reorganization
• The Company would attempt to use the reorganization process to determine whether a restructuring of the Company's debt pursuant to a Plan, rather than a sale or liquidation of the
Company's assets, would be achievable and would result in a greater return for the
Company's stakeholders
• However, in order to file and successfully confirm a Plan, the Company would need additional
DIP financing to fund negative cash flow from operations and bankruptcy costs
– The Company applied certain bankruptcy cost and business interruption assumptions against the Company’s Forecast
– Analysis indicates that the Company would need additional financing of at least $30 million, and likely significantly more, to fund the cash shortfall incurred during the bankruptcy process (see Appendix B)
Strategic Alternatives: Bankruptcy
Bankruptcy Financing Analysis
(1)
($'s in 000's) Q1 '08E Q2 '08E Q3 '08E Q4 '08E FY 2008E
EBITDA (11,774) $         (7,129) $           (10,570) $         (8,582) $          (38,056) $
Plus: Changes in Working Capital (excl. RE Inv.) (839)                  (1,002)              1,129               (579)                  (1,292)
Less: CapEx (150)                  (150)                  (150)                  (150)                  (600)
Plus: Land Sales -                       -                       -                       -                       -
Less: Land Acquisitions -                       -                       -                       -                       -
Plus: Net Cash Change in Land and Land Development Costs 2,982               1,780               773                   1,034               6,570
Plus: Reduction (Addition) to RE Inv. from Sales and Closings 5,293               (6,155)              (10)                    3,560               2,688
Unlevered Free Cash Flow (4,489) $          (12,657) $         (8,828) $          (4,717) $           (30,690) $
Note:
(1)    Bankruptcy Financing Analysis is Managements estimate of financing requirements assuming a 12-month bankruptcy reorganization process.
Reflects normal-course operations in bankruptcy excluding any land sales, interest, fees and amortization

Bankruptcy – Plan of Reorganization (continued)
• Based on the marketing processes undertaken, the current market environment, and the
Company’s current and forecast financial situation the Company and Raymond James do not believe that Dominion could successfully obtain a $30+ million DIP financing facility
– SSD and Raymond James do not believe that the Company would be able to convince the bankruptcy court of an ability to provide adequate protection to the Lenders in order to obtain a ‘priming’ DIP facility (i.e. without consent of the Lenders)
• The Lenders indicated that they would not consent to a ‘priming’ DIP facility
– Company is very unlikely to find a lender willing to provide a junior / subordinated DIP facility
– Although it is conceivable that the Company could get bankruptcy court approval for a
DIP facility that is not only sufficient to repay the Company’s existing senior secured revolving credit facility (“Revolver”) and senior secured Term A debt (“Term A”) but also provides sufficient additional liquidity to operate through a Plan, Raymond James does not believe that investors would be willing to pursue this alternative
– Most likely alternative is that the Lenders would provide the DIP facility
• Providing the DIP facility would give Lenders significant control over the timing and nature of the bankruptcy process
• Lenders would most likely predicate their DIP facility on the filing of an expedited
§363 Sale
Strategic Alternatives: Bankruptcy

Bankruptcy - §363 Sale
• Given a bankruptcy scenario, the Lenders would likely push for a shorter bankruptcy process involving a §363 Sale in order to:
– Minimize bankruptcy costs and potential new capital required to fund the bankruptcy process
– Minimize operational risks associated with bankruptcy
– Expedite operational control over the Company
• §363 Sale process is designed to maximize sale proceeds to the estate, however, the
Lenders could ‘credit-bid’ for the purchase of the Company’s assets
– Based on the results of the December Marketing Process, Raymond James would not expect significant interest from parties interested in purchasing the Company at a price that approaches the value of the debt
• Outcome would very likely result in no recovery for pre-petition equity holders and/or unsecured claimants
Strategic Alternatives: Bankruptcy

Bankruptcy - Liquidation
• Based on discussions with Management and Raymond James’ discussions with financial and strategic parties during the December Marketing Process, there are limited buyers for the
Company’s land inventory, and bulk sales would result in significant discounts to book value
– The Columbus, Louisville and Lexington markets cannot efficiently absorb this amount of land a) in a short time frame, and b) given the current market environment
– Centex and Beazer have been rumored to be exiting the Columbus market for some time, further saturating the market with land for sale
• Centex recently entered into a bulk sale of 280 lots to a Cincinnati homebuilder
• Based on discussions with Management, an orderly liquidation would leave no value to equity holders and unsecured claimants and would impair other classes of creditors (see Appendix C)
Strategic Alternatives: Bankruptcy
Note:
(1)     Per Management estimates.  See Appendix C for more detail
Summary Liquidation Analysis - as of 11/30/07
(1)
($'s in 000's) Est. NBV Low High Low High
Unrestricted Cash 686 $         100.0% 100.0% 686 $         686 $
Restricted Cash 1,311 0.0% 0.0% - -
Receivables 1,235 83.6% 100.0% 1,033 1,235
Prepaid Expenses and Other Current Assets 5,862 61.6% 62.1% 3,610 3,642
Real Estate Inventories 324,137 64.6% 74.7% 209,296 242,011
PP&E 2,632 8.6% 20.5% 227 540
Total Assets 335,863 $  64.0% 73.9% 214,853 $  248,114 $
Less: Secured Claims 231,458 $  231,458 $
Less: Administrative / Priority Claims 21,981 26,752
Total Proceeds Available to Unsecured Creditors (38,587) $  (10,096) $
Unsecured Claims 6,229 $     6,229 $
Est. Recovery for Unsecured Claimants 0.0% 0.0%
Est. Per Share Recovery for Shareholders $0.00 $0.00
Est. Recovery % Est. Recovery $

Bankruptcy Conclusions
• In bankruptcy, it is possible that a Plan could result in the most favorable outcome and highest return to the Company’s constituents
– However, a Plan likely is not a feasible alternative due to the Company’s need for a
$30+ million DIP financing facility to fund operations over the course of an estimated 12-
month bankruptcy process
• Because pursuing a Plan likely is not a viable alternative, the Company could potentially pursue one or more sales and liquidate in an orderly or forced manner through a Chapter 11 or Chapter 7
Strategic Alternatives: Bankruptcy

Section 2E Strategic Alternatives Going Private Proposal

Going Private Proposal – Summary Terms
Strategic Alternatives: Going Private Proposal
Dominion Homes, Inc.
Term Sheet Comparision
(1)
December 11, 2007 Term Sheet Current Draft of Merger Agreement
Newco will merge with/into the Company, with the Company being the surviving entity
Newco would acquire all outstanding shares of the Company's common stock (excl. those exchanged for Newco shares and Dissenting Shares) for the right to receive cash consideration of $0.25 per share ("Per Share Cash Merger Consideration")
Bidders will apply to delist the Company's common stock and thereby take the Company private
Newco will merge with/into the Company, with the Company being the surviving entity
Newco would acquire all outstanding shares of the Company's common stock (excl. those exchanged for Newco shares and Dissenting Shares) for the right to receive cash consideration of $0.65 per share ("Per Share Cash Merger Consideration")
Bidders will apply to delist the Company's common stock and thereby take the Company private
Company shall file a proxy and the holders of a majority of the common stock shall have approved the merger
Total number of dissenting shares shall not exceed [TBD]% of the issued and outstanding shares of common stock
Company would be permitted to seek a superior proposal for 35 days after entering into the merger agreement (the go-shop period); thereafter, a customary no shop will apply
The Board will have a customary fiduciary out if a superior proposal is received by the
Company at any time
Company would be permitted to seek a superior proposal for 45 days after entering into the merger agreement (the go-shop period); thereafter, a customary no shop will apply
The Board will have a customary fiduciary out if a superior proposal is received by the
Company at any time
Note:
(1)
Per merger agreement documents received January 17, 2008. Not a comprehensive summary, for details refer to the merger agreement documents
Silver Point Capital, LP and Angelo, Gordon & Co. (together, the “Bidders”) would agree to a “going private” transaction with respect to Dominion Homes, Inc. (the “Company”)
Lenders would agree to amend the Company’s existing credit facility to permit the Transaction, forbear/waive existing events of default, provide for a reduction in certain prepayment penalties during the go-shop period and provide the Company with additional financial liquidity following the acquisition
The Company will reimburse the Bidders for all reasonable out-of-pocket fees and expenses (including legal fees) incurred in connection with the Transaction
Bidders and founding family shareholders (BRC) will form a new corporation ("Newco")
BRC will contribute all of their shares of common stock in exchange for shares of Newco
Bidders will contribute all of their warrants, $20 million of Term B Notes and cash in exchange for shares of Newco
BRC will agree to vote their shares in favor of the merger and the related transactions
Break-Up Fee equal to 3% of the product of: (x) the number of common shares outstanding and (y) the Per Share Cash Merger Consideration plus the total amount of indebtedness of the
Company
No Break-Up Fee; prepayment penalties may apply pursuant to the credit facility with the
Lenders, as amended
Company shall file a proxy and the holders of a majority of the common stock shall have approved the merger
Shareholders owning at least 51% of the Company’s outstanding common stock (including
BRC Properties, Inc., David Borror, Douglas Borror and Terry George, among others) would enter into a voting agreement pursuant to which the parties would agree to vote their shares in favor of the merger and the related transactions
Shop Period and
Fiduciary Out:
Break-Up Fee:
Fee and Expenses:
Existing Credit Facility:
Proxy / Dissenting
Shareholders:
Transaction:
Newco:
Transaction Structure:
Voting Agreement:

DOMINION™
IT'S YOUR HOME

Volume
Share Price ($'s)
1/3/07
2/1/07
3/2/07
3/30/07
4/30/07
5/29/07
6/26/07
7/25/07
8/22/07
9/20/07
10/18/07
11/15/07
12/14/07
1/15/08

RAYMOND JAMES®

Going Private Proposal – General Terms
Strategic Alternatives: Going Private Proposal
• 38% premium to the
Company’s closing stock
price of $0.47 on
January 17, 2008
• 33% premium to the 30-
day trailing average
trading price
• 38% discount to the
60/90-day trailing
average trading price
The Lenders’ proposed
acquisition price of
$0.65/share to
Shareholders represents
an approximately:
BRC would own approx.
10% of the surviving
corporation, would no
longer have control of the
Company and would be at
risk of ultimately receiving
less than the $0.65 cash
consideration for their
shares
12-Month Price / Volume Chart
30-Day Trailing Average: $0.49
60/90-Day Trailing Average: $1.05
Transaction Share Price: $0.65
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,000
275,000
300,000
325,000
350,000
375,000
400,000
$0.00
$0.25
$0.50
$0.75
$1.00
$1.25
$1.50
$1.75
$2.00
$2.25
$2.50
$2.75
$3.00
$3.25
$3.50
$3.75
$4.00
$4.25
$4.50
$4.75
$5.00
$5.25
$5.50
$5.75
$6.00

Section 3 Conclusions and Next Steps

Recommendations and Next Steps
• The Company has indicated that Management’s ability to operate the business as a going concern and the resulting cash flows will be significantly impaired without a resolution prior to its prime selling season beginning late January
• Based on the Company’s efforts to evaluate strategic alternatives, it appears that the Going
Private Proposal is the only alternative that provides value to shareholders as well as creditors
• The Going Private Proposal provides for a ‘go-shop’ period in which superior offers may be considered without incurring a break-up fee
– During the ‘go-shop’ period, Raymond James would actively pursue solicitation of superior offers
– Even after the ‘go-shop’ period expires, the Board of Directors and the Company would have a customary fiduciary out if the Company receives an unsolicited superior offer
Conclusion and Next Steps

Appendix A Company Financial Information

13-Week Cash Flow Projections
Appendix A: Company Financial Information
Note:
(1)
Management estimates; version sent to lenders 1/11/08
13 Week Cash Flow Forecast
(1)
11-Jan 18-Jan 25-Jan 1-Feb 8-Feb 15-Feb 22-Feb 29-Feb 7-Mar 14-Mar 21-Mar 28-Mar 4-Apr
13 Week
Total
Weekly
Average
($'s in 000's)
Total Closing Units 3 4 12 18 7 7 7 3 5 6 13 18 16 119 9
Operating Cash Receipts:
Total Closings 518 $          665 $          2,221 $       3,291 $       1,114 $        1,052 $       1,242 $       543 $          1,029 $       1,155 $       3,244 $       3,162 $       3,461 $       22,697 $     1,746 $
Other Cash Receipts
Land Sales - $               - $               - $               - $               - $               1,500 $        - $               - $               - $               - $               - $               - $               - $               1,500 $        115 $
Other Receipts 559 70 70 70 70 70 70 70 70 70 70 70 70 1,399 108
Total Other Cash Receipts 559 70 70 70 70 1,570 70 70 70 70 70 70 70 2,899 223
Total Cash Receipts 1,077 $       735 $          2,291 $       3,361 $       1,184 $       2,622 $       1,312 $       613 $          1,099 $       1,225 $       3,314 $       3,232 $       3,531 $       25,596 $     1,969 $
Operating Cash Disbursements:
Cost of Real Estate Sold
Land Costs 70 $            200 $          200 $          200 $          200 $          200 $          100 $          100 $          100 $          100 $          100 $          100 $          100 $          1,770 $        136 $
House Costs 701 1,087 1,613 1,400 1,300 1,200 1,000 1,000 1,000 1,000 1,000 1,000 1,000 14,301 1,100
Distribution Center Costs 26 - - - - - - - - - - - - 26 2
Total Cost of Real Estate Sold 797 $          1,287 $        1,813 $        1,600 $        1,500 $        1,400 $        1,100 $        1,100 $        1,100 $        1,100 $        1,100 $        1,100 $        1,100 $        16,097 $      1,238 $
SG&A
Model Homes Cost 10 $            10 $            10 $            10 $            10 $            10 $            10 $            10 $            10 $            10 $            10 $            10 $            10 $            130 $          10 $
Lease Expense 8 8 48 20 8 48 8 8 20 48 8 8 20 260 20
Real Estate & Other Taxes 10 20 675 16 390 130 80 120 - 50 - 50 - 1,541 119
Professional Fees 50 600 50 40 20 80 60 20 100 40 20 40 20 1,140 88
Other Corporate Costs 140 150 150 150 150 150 150 150 150 150 150 150 150 1,940 149
Subtotal Corporate Costs 218 788 933 236 578 418 308 308 280 298 188 258 200 5,011 385
Payroll 62 500 45 450 45 425 45 425 45 425 45 425 45 2,982 229
Commissions & Bonuses - 160 - 110 - 110 - 110 - 110 - 110 - 710 55
Subtotal Payroll & Benefits 62 660 45 560 45 535 45 535 45 535 45 535 45 3,692 284
Total SG&A 280 $          1,448 $        978 $          796 $          623 $          953 $          353 $          843 $          325 $          833 $          233 $          793 $          245 $          8,703 $        669 $
Total Operating Cash Disbursements 1,077 $       2,735 $       2,791 $       2,396 $       2,123 $       2,353 $       1,453 $       1,943 $       1,425 $       1,933 $       1,333 $       1,893 $       1,345 $       24,800 $     1,908 $
Total Operating Cash Flow - $              (2,000) $     (500) $        965 $          (939) $        269 $          (141) $         (1,330) $      (326) $        (708) $        1,981 $       1,339 $       2,186 $       796 $          61 $

13-Week Cash Flow Projections (continued)
Appendix A: Company Financial Information
13 Week Cash Flow Forecast
(1)
11-Jan 18-Jan 25-Jan 1-Feb 8-Feb 15-Feb 22-Feb 29-Feb 7-Mar 14-Mar 21-Mar 28-Mar 4-Apr
13 Week
Total
Weekly
Average
($'s in 000's)
Debt Servicing:
Cash Interest Disbursements:
Revolver & Term Debt Interest & Fees - $                 - $                 - $                 - $                 - $                 - $                 - $                 - $                 - $                 - $                 - $                 - $                 3,574 $         3,574 $         275 $
Other Note Interest -                   -                   -                   25                -                   -                   -                   -                   25                -                   -                   -                   25                75                6
Total Cash Interest Disbursements - $               - $               - $               25 $             - $               - $               - $               - $               25 $             - $               - $               - $               3,599 $        3,649 $        281 $
Net Cash Inflow (Outflow) - $               (2,000) $      (500) $         940 $           (939) $         269 $           (141) $          (1,330) $       (351) $          (708) $         1,981 $        1,339 $        (1,412) $       (2,852) $      (219) $
Debt / Borrowing Base
Beginning Debt Balance 207,138 $     207,138 $     209,138 $     209,638 $     208,698 $     209,637 $     209,368 $     209,509 $     210,839 $     211,190 $     211,898 $     209,917 $     208,578 $
Net Cash Inflow (Outflow) -                   (2,000)          (500)             940              (939)             269              (141)             (1,330)          (351)             (708)             1,981           1,339           (1,412)
Non-Cash PIK interest -                   -                   -                   -                   -                   -                   -                   -                   -                   -                   -                   -                   -
Total Debt Outstanding 207,138 $    209,138 $    209,638 $    208,698 $    209,637 $    209,368 $    209,509 $    210,839 $    211,190 $     211,898 $     209,917 $    208,578 $    209,990 $
Borrowing Base 203,713        203,713        203,713        203,713        203,713        203,713        203,713        203,713        203,713        203,713        203,713        203,713        203,713
Availability Under the Borrowing Base (3,425) $      (5,425) $      (5,925) $      (4,985) $      (5,924) $      (5,655) $      (5,796) $      (7,126) $       (7,477) $      (8,185) $       (6,204) $      (4,865) $      (6,277) $
Discretionary Overadvance
(2) 7,287           7,037           7,037           7,037           7,037           7,037           7,037           7,037           7,037           7,037           7,037           7,037           7,037
Total Availability 3,862 $        1,612 $        1,112 $         2,052 $        1,113 $         1,382 $        1,241 $        (89) $           (440) $         (1,148) $       833 $           2,172 $        760 $
Note:
(1)
Management estimates; version sent to lenders 1/11/08
(2)
Discretionary overadvance being provided at the sole discretion of the Lenders; total borrowings limited to the maximum of $14.0 million in excess of the borrowing base or $210,750 beginning the week of 1/18/08

Summary Historical and Projected Financials (IS)
Appendix A: Company Financial Information
Income Statement Summary
(1)
($'s in 000's) FY2004A FY2005A FY2006A Q1 '07A Q2 '07A Q3 '07A Q4 '07E FY2007E Q1 '08E Q2 '08E Q3 '08E Q4 '08E FY2008E
Total Sales Units 2,450        1,944        1,171         218           206           153           136           713           220           258           169           135           782
Total Closing Units 2,837        2,146        1,335        165           206           197           185           753           125           175           208           227           735
Backlog Units 632           430           266           319           319           275           226           226           329           412           373           281           281
Gross Revenues 553,972 $ 428,757 $ 275,532 $ 36,281 $    43,476 $    42,355 $    41,290 $    163,402 $  26,387 $    37,324 $    45,415 $    49,775 $    158,900 $
Sales Discounts (12,002)     (13,057)     (18,772)     (2,483)       (4,664)       (4,235)       (3,597)       (14,979)     (1,986)       (2,851)       (3,401)       (3,643)       (11,882)
Net Revenues 541,970    415,700    256,760    33,798       38,812       38,120       37,693       148,423    24,400       34,472       42,014       46,131       147,018
Sales Discount % 2.2% 3.0% 6.8% 6.8% 10.7% 10.0% 8.7% 9.2% 7.5% 7.6% 7.5% 7.3% 7.5%
Adj. Gross Profit
(2)
120,252    84,261      30,848      3,835         1,687         2,611         3,575         11,709       1,195         3,036         3,871         4,599         12,701
Adj. Gross Margin
(2)
22.2% 20.3% 12.0% 11.3% 4.3% 6.8% 9.5% 7.9% 4.9% 8.8% 9.2% 10.0% 8.6%
Impairments of RE Inventories 4,813        6,491        14,175       1,478         17,175       2,722         5,474         26,849      300           1,300         300           300           2,200
SG&A 77,936      64,475      50,082      8,728         8,944         8,883         6,365         32,920      5,934         6,179         6,039         5,967         24,119
SG&A Margin 14.4% 15.5% 19.5% 25.8% 23.0% 23.3% 16.9% 22.2% 24.3% 17.9% 14.4% 12.9% 16.4%
Interest Expense, net 4,032        7,745        11,248       5,430         5,450         6,141         6,574         23,594      5,927         6,094         6,335         6,416         24,772
Net Income 20,202 $   5,326 $     (34,009) $  (11,458) $  (29,705) $  (15,256) $  (14,640) $  (71,059) $  (10,967) $  (10,536) $  (8,803) $    (8,084) $    (38,390) $
EBITDA 49,828 $   29,612 $   (10,013) $  (2,823) $    (4,527) $    (4,332) $    (1,058) $    (12,740) $  (3,243) $    (1,303) $    (206) $       906 $        (3,846) $
Notes:
(1)
Per Management estimates
(2)
Adj. gross profit and margin excludes impairments of real estate assets and any gain / loss on sale of land

Summary Historical and Projected Financials (BS)
Appendix A: Company Financial Information
Balance Sheet Summary
(1)
($'s in 000's) FY2004A FY2005A FY2006A Q1 '07A Q2 '07A Q3 '07A Q4 '07E Q1 '08E Q2 '08E Q3 '08E Q4 '08E
Assets:
Unrestricted Cash 6,710 $     3,554 $     3,032 $     1,155 $      1,571 $      663 $        1,000 $     341 $        531 $        57 $          361 $
Accounts Receivable 4,521        4,889        2,329        1,962         1,937         1,408         1,770        1,650         1,850         1,750         1,800
Land and Land Develop. Costs 307,682    323,594    281,316     264,803     241,611     237,663     231,177     225,884     219,930     217,458     214,428
Homes Under Construction 102,224    86,980      67,585      60,793       57,437       60,365       56,126      58,048       62,448       60,748       57,398
Land Held for Sale 3,726        12,481       20,321      24,652       24,823       25,379       23,865      22,127       18,792       16,544       13,087
Other (Lumber Inventory) 2,887        3,220        1,864        1,848         1,922         1,612         400           -                -                -                -
Total RE Inventories 416,519     426,275    371,086    352,096     325,793     325,019     311,567     306,059     301,170     294,750     284,913
PP&E, net and Other Assets 16,730      16,839      27,769      17,962       16,595       16,162       15,631       14,851       14,463       14,333       14,220
Total Assets 444,480 $ 451,557 $  404,216 $  373,175 $  345,896 $ 343,252 $ 329,968 $ 322,901 $  318,014 $  310,890 $  301,294 $
Liabilities and Equity:
Accounts Payable 9,317 $     11,465 $    7,945 $     3,807 $      6,549 $      8,953 $      6,104 $     8,026 $      9,786 $      9,106 $      7,766 $
Note Payable, Banks 194,378    205,240    16,800      6,700         6,700         13,391       14,448      19,000       22,500       25,500       25,500
Term A Debt -               -               110,000     105,772     102,249     101,596     100,000    95,000       90,000       85,000       80,000
Term B Debt -               -               90,000      90,000       90,000       93,863       97,852      101,035     104,824     108,754     112,833
Subtotal Sr. Credit Facility 194,378    205,240    216,800    202,472     198,949     208,850     212,300    215,035     217,324     219,254     218,333
Other Debt 5,819        9,300        8,746        8,678         8,685         7,798         7,677        7,677         7,677         6,866         6,866
Other Liabilities 46,069      30,019      2,261        1,473         4,708         5,973         6,996        5,994         7,544         8,699         9,308
Total Liabilities 255,583 $ 256,024 $ 235,752 $ 216,430 $  218,891 $  231,574 $  233,076 $ 236,732 $ 242,331 $  243,925 $ 242,273 $
Total Equity 188,897 $  195,533 $  168,464 $  156,745 $  127,005 $  111,678 $  96,892 $   86,169 $   75,683 $   66,965 $   59,021 $
Total Liabilities & Equity 444,480 $ 451,557 $  404,216 $  373,175 $  345,896 $ 343,252 $ 329,968 $ 322,901 $  318,014 $  310,890 $  301,294 $
Note:
(1)
Per Management estimates

Appendix B Bankruptcy Financing Analysis

Bankruptcy Case Assumptions
Appendix B: Bankruptcy Financing Analysis
• The Company applied certain bankruptcy cost and business interruption assumptions against the Company’s 2008 Budget:
– Bankruptcy costs over the 12-month Plan period were estimated to be $17.6 million
– Company assumed that a large portion of the backlog would immediately cancel after filing for bankruptcy
• Backlog that had not been started would return to a developed lot status while other cancellations would transfer into speculative inventory
– Company adjusted monthly sales and closing assumptions to reflect lower demand
– Company also assumed additional sales discounts of 15%-8%, decreasing (improving)
quarterly
– Forecast assumes no proceeds from land sales as any proceeds from potential land sales would be used to pay secured debt and would not provide additional liquidity to the Company
– Land development costs were adjusted to 60% of the Company’s 2008 budget to account for slower sales and to conserve capital
Q1 '08E Q2 '08E Q4 '08E Q3 '08E FY '08E
Sales as % of 2008 Budget 22.8% 60.1% 67.2% 75.1% 53.7%
Closings as % of 2008 Budget 107.2% 49.7% 59.6% 54.6% 63.8%

Bankruptcy Financing Analysis
Appendix B: Bankruptcy Financing Analysis
• Unlevered free cash flow estimated to be approximately negative ($30 million) over 12-month period
• This amount represents the low end of the funding range, as it would not provide for the following potential payments:
– DIP closing fee
– DIP interest
– Prepayment penalty
– Other financing related costs
Bankruptcy Financing Analysis
(1)
($'s in 000's) Q1 '08E Q2 '08E Q3 '08E Q4 '08E FY 2008E
EBITDA (11,774) $         (7,129) $           (10,570) $         (8,582) $          (38,056) $
Plus: Changes in Working Capital (excl. RE Inv.) (839)                  (1,002)              1,129               (579)                  (1,292)
Less: CapEx (150)                  (150)                  (150)                  (150)                  (600)
Plus: Land Sales -                       -                       -                       -                       -
Less: Land Acquisitions -                       -                       -                       -                       -
Plus: Net Cash Change in Land and Land Development Costs 2,982               1,780               773                   1,034               6,570
Plus: Reduction (Addition) to RE Inv. from Sales and Closings 5,293               (6,155)              (10)                    3,560               2,688
Unlevered Free Cash Flow (4,489) $          (12,657) $         (8,828) $          (4,717) $           (30,690) $
Note:
(1)    Bankruptcy Financing Analysis is Managements estimate of financing requirements assuming a 12-month bankruptcy reorganization process.
Reflects normal-course operations in bankruptcy excluding any land sales, interest, fees and amortization

Appendix C Liquidation Analysis

Liquidation Analysis
Appendix C: Liquidation Analysis
Note:
(1)
Per Management estimates; see pages 46 and 47 for footnotes
Detailed Liquidation Analysis - as of 11/30/07
(1)
($'s in 000's)
Est. NBV
Low High Low High
ASSETS:
Cash
(2) 686 $          100.0% 100.0% 686 $          686 $
Restricted Cash
(3) 1,311          0.0% 0.0% -                  -
Receivables - Due from Closings
(4) 427             100.0% 100.0% 427             427
Receivables - Other
(4) 808             75.0% 100.0% 606             808
Prepaid Expenses and Other Current Assets
(5) 5,862          61.6% 62.1% 3,610          3,642
Subtotal 9,094 $      58.6% 61.2% 5,329 $      5,563 $
Real Estate Inventories:
Land and Land Development Costs
(6) 262,457 $   67.9% 79.3% 178,136 $   208,194 $
Homes Under Construction
(7) 60,409        49.9% 53.9% 30,144        32,547
Other
(8) 1,271          80.0% 100.0% 1,017          1,271
Subtotal 324,137 $   64.6% 74.7% 209,296 $   242,011 $
PP&E, net:
Fixed Assets, net
(9) 2,395 $       7.7% 19.0% 185 $          456 $
Model Home Improvements, net
(10) 168             25.0% 50.0% 42              84
Capital Lease 70              0.0% 0.0% -                  -
Subtotal 2,632 $      8.6% 20.5% 227 $         540 $
Total Assets 335,863 $   64.0% 73.9% 214,853 $   248,114 $
Est. Recovery % Est. Recovery $

Liquidation Analysis (continued)
Appendix C: Liquidation Analysis
Note:
(1)
Per Management estimates; see pages 46 and 47 for footnotes
Detailed Liquidation Analysis - as of 11/30/07
(1)
($'s in 000's) Est. NBV Low High Low High
LIABILITIES:
Secured Debt Claims:
Revolving Line of Credit
(11) 16,983 $     16,983 $
Term A Notes
(12)
101,314      101,314
Term B Notes
(13) 93,863        93,863
Accrued Interest
(14) 3,004          3,004
Other Notes Payable and Capital Lease Liability
(15) 4,124          4,124
Liened - Payables
(16) 12,171        12,171
Subtotal Secured Debt Claims 231,458 $   231,458 $
Est. Recovery for Secured Debt Holder 92.8% 100.0%
Administrative Claims:
Wind-Down Costs
(17) 8,785 $       12,058 $
Chapter 7 Professional & Trustee Fees
(18) 7,969          9,467
Subtotal Administrative Claims 16,754 $     21,525 $
Est. Recovery for Administrative Claimants 0.0% 77.4%
Priority Claims:
Priority Employee Wage Claims
(19) 1,083 $       1,083 $
Priority Deposit Claims and Medical Trust
(20)
927             927
Priority Tax Claims
(21) 3,217          3,217
Subtotal Priority Claims 5,227 $      5,227 $
Est. Recovery for Priority Claimants 0.0% 0.0%
Total Secured, Administrative and Priority Claims 253,439 $   258,210 $
Total Proceeds Available to Unsecured Creditors (38,587) $   (10,096) $
Unsecured Claims:
SERP Liability
(22)
2,653 $       2,653 $
Unsecured Employee Wage Claims
(23) 272             272
Unsecured Customer Deposits
(24) 300             300
Unsecured Accounts Payable and Accrued Liabilities
(25) 3,004          3,004
Unsecured Claims 6,229 $      6,229 $
Est. Recovery for Unsecured Claimants 0.0% 0.0%
Total Proceeds Available to Equity Holders (44,816) $   (16,325) $
Total Shares Outstanding 8,517          8,517
Estimated Per Share Recovery for Shareholders $0.00 $0.00
Est. Recovery % Est. Recovery $

Liquidation Analysis (continued)
Appendix C: Liquidation Analysis
Notes:
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
(9)
(10)
Cash is unrestricted cash and cash equivalents which are assumed to have full value in a liquidation
To the extent restricted cash (L/C's) are called to satisfy an existing liability, they have been offset against such liability (accrued workers comp and Ornstein note payable); cash deposits in lieu of performance bonds are assumed to have no recovery in a liquidation
Receivables due from closings consist of monies in escrow due to after-hours home closings and assumed to be fully collected in a liquidation. Other receivables include misc. land, backbone electric and tap fee receivables which are estimated to have 75% - 100%
recovery in a liquidation
Prepaid expenses and other include prepaid loan fees, leases, IT fees, insurance and sales commissions and investments in Centennial which are assumed to have a 0% recovery value in a liquidation.  Also includes prepaid taxes which are assumed to have a 80% - 100%
recovery value and the cash surrender value of the executive life insurance policy which is assumed to have an 100% recovery value in a liquidation
Management analyzed land and developed lots and assigned estimated low and high recovery values to each community based on historical trends and stage of development.  %'s represent weighted average liquidation recovery values of cost (before impairments) of approx. 65%-76% of raw land held for development, 53% - 64% of lots under development, 59% - 69% of developed unsold lots and
60% - 72% of investment in joint ventures
Management analyzed homes under construction and assigned estimated low and high recovery values to each community based on location and stage of completion.  %'s represent weighted average liquidation values of approx. 50% - 54% of WIP, 47% - 50% of speculative inventory and 80% - 85% of model homes.  Homes not to the drywall stage estimated to be worth approximately $20k per lot value, homes in the drywall stage estimated at 50%-55% and homes in the OC stage estimated at 65%-70% liquidation recovery
Other real estate inventories consists of lumber and other building materials at the Company's distribution center.  As of 1/10/08, the
Company had liquidated the majority of these materials at a price close to book value
Fixed assets consist of a few automobiles and trucks which are estimated to have a 60-80% recovery value in a liquidation and computers and office equipment which are expected to have a 0-10% recovery in a liquidation
Model home improvements consist of furniture, fixtures and other items in the Company's model homes which are expected to have a
25-50% recovery in a liquidation
Management estimates; net recovery could be materially lower based on changes in a number of factors, including national or local market conditions, interest rates, capital market disruptions and the length of time required to complete the liquidation process

Liquidation Analysis (continued)
Appendix C: Liquidation Analysis
Notes:
(11)
(12)
(13)
(14)
(15)
(16)
(17)
(18)
(19)
(20)
(21)
(22)
(23)
(24)
(25)
Includes priority deposits on homes and land under contract based on Section 507 of the Bankruptcy Code.  Deposit claims capped at
$2,425 per deposit in accordance with Section 507 of the Bankruptcy Code.  Also includes accrued warranty and medical trust expenses
Represents unsecured corporate accounts payable and unsecured accrued expenses including marketing, audit and legal expenses as of the book value on November 30, 2007. Contract damages, lease rejection claims and litigation claims are assumed to be immaterial
Represents employee wage claims exceeding the $10,950 cap per Section 507 of the Bankruptcy Code
Represents deposits on homes and land under contract exceeding the $2,425 cap per Section 507 of the Bankruptcy Code
Senior secured second lien Term B loan facility balance as of November 30, 2007.  Secured by second liens granted by the Company
(and certain of its subsidiaries) on all of its tangible and intangible personal property and substantially all of its real estate holdings.  The
Term B notes rank junior to the revolver and the Term A notes
Senior secured revolving line of credit and cash clearing account balance as of November 30, 2007.  Secured by liens granted by the
Company (and certain of its subsidiaries) on all of its tangible and intangible property and substantially all of its real estate holdings
Senior secured Term A loan facility balance as of November 30, 2007.  Secured by liens granted by the Company (and certain of its subsidiaries) on all of its tangible and intangible property and substantially all of its real estate holdings
Consists of accrued real estate, personal property, sales, use, income and activity taxes as of November 30, 2007
Book value as of November 30, 2007
Accrued interest on the senior secured revolving credit facility, senior secured Term A facility, senior secured second lien Term B facility and other notes payable as of November 30, 2007
Other notes payable consist of two seller financed mortgage notes of approximately $7.7 million and capital leases of $67k.  One mortgage of $3.6 million is fully secured by a cash collateralized letter of credit which has been offset by that amount; the other mortgage is secured by land
Consists of land and house accounts payables with mechanics lien rights which are assumed to be perfected
Wind-Down costs are for the security, taxes, insurance, utilities, warranties, appraisal, brokers fees, etc. necessary to liquidate the assets over the 12-month period
Chapter 7 Trustee Fees are assumed to be 3% of total assets available for distribution.  Professional fees for the Trustees accounting and legal professionals are estimated on a consolidated basis at $1.0 million - $1.5 million for the assumed 12-month liquidation period
Employee payroll, commissions, withholding taxes, workers compensation and related expenses which qualify for priority status based on Section 507 of the Bankruptcy Code. Amounts capped at $10,950 per individual in accordance with Section 507 of the Bankruptcy